Exhibit 99.1

Reitar Logtech Holdings Limited Announces Execution of

Definitive Share Subscription Agreement for Strategic Equity Investment

of up to US$60,000,000 Priced at US$4.00 per Share

HONG KONG, March 6, 2026 – Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”), a market leader in Hong Kong’s smart logistics and automated warehousing sector, today announced that it has entered into a definitive Share Subscription Agreement (the “Agreement”) with Equator Capital Management SPC (“Equator Capital”), acting for and on behalf of the Segregated Portfolio “Equator Private Equity Fund SP,” a segregated portfolio company incorporated in the Cayman Islands (the “Investor”). The Agreement and the transactions contemplated thereby have been unanimously approved by the Company’s Board of Directors.

The execution of the Agreement follows the Company’s announcement on February 24, 2026 of the signing of a non-binding Memorandum of Understanding (the “MOU”) with the Investor, as reported in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 24, 2026. The Agreement constitutes the definitive transaction document contemplated by the MOU and supersedes the MOU in its entirety (save for certain binding provisions thereof which shall survive in accordance with their terms until closing).

Pursuant to the Agreement, the Investor has agreed to make a strategic equity investment of up to US$60,000,000 (Sixty Million United States Dollars) in the Company through the subscription of up to 15,000,000 newly issued ordinary shares of the Company at a subscription price of US$4.00 per share (the “Transaction”). The completion of the Transaction is subject to the satisfaction of certain conditions precedent as set out in the Agreement.

The proceeds of the investment are intended to primarily fund the Company’s participation in a consortium to acquire a controlling equity interest in a leading international logistics company with a significant presence in Southeast Asia, Europe, and the PRC (the “Target”). The Company is partnering in this consortium (the “Consortium”) with a leading industrial private equity firm focused on the logistics technology sector, with Assets Under Management of several billion US dollars (the “Consortium Partner”).

Mr. Chan Kin Chung, Chairman and Chief Executive Officer of Reitar, commented: “We are pleased to announce the execution of this definitive Share Subscription Agreement with Equator Capital, which represents a significant milestone in advancing our strategic vision. The transition from the Memorandum of Understanding to a binding definitive agreement demonstrates the strong conviction of our investor in Reitar’s growth strategy and the transformative potential of the proposed acquisition. The Agreement provides a clear and structured framework for the investment, with comprehensive protections for all stakeholders. We remain committed to working diligently with our Consortium Partner and the Investor to satisfy the conditions precedent and bring this transaction to a successful closing, which we believe will create substantial long-term value for our shareholders and position Reitar as a truly global player in the logistics technology industry.”

Key Terms of the Share Subscription Agreement

The principal terms of the Agreement are summarized below:

●	Investment Amount: Up to US$60,000,000 (Sixty Million United States Dollars).

●	Subscription Price: US$4.00 per newly issued ordinary share of the Company.

●	Number of Subscription Shares: Up to 15,000,000 newly issued ordinary shares of the Company.

●	Use of Proceeds: Not less than 92% of the investment proceeds are designated to fund the Company’s capital contribution to the Consortium for the acquisition of the Target, with not more than 8% allocated for transaction-related professional fees and general working capital purposes of the Company. The Company is required to establish and maintain a segregated bank account for the acquisition funds. If the acquisition of the Target is not completed within twelve (12) months of the closing date, or if the acquisition is abandoned, the Company is required to return all unused acquisition funds to the Investor.

●	Key Conditions Precedent: The completion of the Transaction is conditional upon, among other things: (i) the satisfactory completion of due diligence by the Investor; (ii) the execution of a definitive consortium agreement between the Company and the Consortium Partner on terms satisfactory to the Investor; (iii) the receipt of all necessary corporate and regulatory approvals; (iv) the Target having achieved audited annual earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of not less than US$8,000,000 (Eight Million United States Dollars) for its most recently completed financial year; (v) no material adverse effect having occurred in respect of the Company or the Target; (vi) the delivery of customary legal opinions from the Company’s Cayman Islands and Hong Kong legal counsel; and (vii) the delivery of all closing documents and satisfaction of other customary closing conditions.

●	Investor Protections: The Agreement provides the Investor with comprehensive protections, including: (i) the right to appoint one non-executive director to the Board of Directors of the Company for so long as the Investor holds at least 10% of the issued share capital, and the right to appoint one board observer if its shareholding falls below 10% but remains at or above 5%; (ii) information rights, including the right to receive audited annual and unaudited quarterly financial statements; (iii) anti-dilution protection on a broad-based weighted-average basis in the event of any future share issuance at a price below the subscription price; (iv) pre-emptive rights to participate on a pro rata basis in any future equity issuance; (v) tag-along rights in the event of a sale by shareholders holding more than 50% of the Company’s issued share capital; and (vi) consent rights over certain reserved matters (including material changes to the Company’s business, M&A transactions, and significant debt incurrence) for so long as the Investor holds at least 10% of the issued share capital.

●	Lock-Up Period: The Investor has agreed to a twelve (12) month lock-up period from the closing date, during which the Investor shall not transfer, sell, or otherwise dispose of any subscription shares, subject to certain customary exceptions (including transfers to affiliates and exercises of tag-along rights).

●	Long-Stop Date: The conditions precedent must be satisfied or waived within one hundred and eighty (180) calendar days from the date of the Agreement (the “Long-Stop Date”). If the conditions are not satisfied by the Long-Stop Date, the Investor may extend the Long-Stop Date or terminate the Agreement.

●	Termination: The Agreement may be terminated at any time prior to closing under certain circumstances, including: (i) by mutual written consent; (ii) by either party if the conditions precedent are not satisfied by the Long-Stop Date or if a governmental authority permanently prohibits the transaction; (iii) by the Investor if an event that has had or would reasonably be expected to have a material adverse effect occurs, or if the consortium agreement is terminated or the acquisition is abandoned; and (iv) by either party in the event of an uncured material breach by the other party.

●	Governing Law: The Agreement is governed by the laws of the Cayman Islands.

●	Dispute Resolution: Any dispute arising out of or in connection with the Agreement shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules, with the seat of arbitration in Hong Kong.

The Agreement is legally binding upon the Parties, subject to the satisfaction of the conditions precedent described above. There can be no assurance that the Transaction will be completed on the terms described herein, or at all.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited is a premier provider of smart logistics and automated warehousing solutions headquartered in Hong Kong. The Company is one of the market leaders in Hong Kong’s smart logistics and automated warehousing sector, committed to innovating the logistics industry through the integration of advanced robotics, artificial intelligence, and data-driven analytics to enhance operational efficiency and create value for its clients across the supply chain. The Company’s ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “RITR”.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current expectations and beliefs regarding future events and are not historical facts. Forward-looking statements in this press release include, without limitation, statements regarding the proposed investment, the proposed acquisition, the expected use of proceeds, the anticipated benefits of the Transaction, the expected satisfaction of conditions precedent, and the Company’s strategic plans and objectives. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

Such risks and uncertainties include, but are not limited to: (i) the satisfaction of conditions precedent to the completion of the Transaction, including the due diligence, regulatory approvals, and financial performance conditions of the Target; (ii) the ability of the Company and the Consortium Partner to execute a definitive consortium agreement and complete the acquisition of the Target; (iii) the receipt of all necessary corporate and regulatory approvals; (iv) the ability of the Company to effectively deploy the investment proceeds for the intended purposes; (v) general economic and market conditions; and (vi) other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside,

77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

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